N. HARRIS COMPUTER CORPORATION COMPLETES ACQUISITION OF SAND TECHNOLOGY INC.

Toronto, Ontario and Montreal, Quebec, November 15, 2013 – N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc. (TSX: CSU), and Sand Technology Inc. (“Sand”) (OTCBB: SNDTF.OB) jointly announced today the completion of the previously announced acquisition by Harris of all the issued and outstanding shares of Sand. The Superior Court of Québec issued a final order approving the transaction on November 14, 2013.

Caution Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, including but not limited to statements related to the proposed acquisition by Harris of all of the issued and outstanding shares of Sand. These forward-looking statements are based on current expectations. All forward-looking information is inherently uncertain and actual results may differ materially from assumptions and may be affected by a number of factors which are beyond our control. Except as may be required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this press release. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release.

About N. Harris Computer Corporation

Harris is a wholly owned subsidiary of Constellation Software Inc. and is a leading provider of financial management and Customer Information Systems (CIS) software solutions. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to all levels of local government, public power and water entities as well as school districts throughout North America. Harris’ focus is on creating long-term relationships with our customers and ensuring that we meet the changing needs of our customers over time. For further information on Harris Computer Corporation, please visit our website at http://www.harriscomputer.com, or call 888-847-7747.

About Constellation Software Inc.

Constellation Software Inc.’s common shares are listed on the Toronto Stock Exchange under the symbol “CSU”. Constellation Software Inc. acquires, manages and builds vertical market software businesses. Further information about Constellation Software Inc. may be obtained from the company’s web site at www.csisoftware.com.

About Sand Technology Inc.

SAND revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. SAND has offices in the United States, Canada, UK and Germany and can be reached online at www.sand.com.

FOR MORE INFORMATION CONTACT:

N. Harris Computer Corporation
Bryce Cooper, Executive Vice President
Telephone Local: (613) 226 5511 ext 2132
Email: bcooper@harriscomputer.com
Website: www.harriscomputer.com

Constellation Software Inc.
Jamal Baksh, Chief Financial Officer
Telephone Local: (416) 861-9677
Email: jbaksh@csisoftware.com
Website: www.csisoftware.com

Sand Technology Inc.
Investor Relations:
Mr. Wayne Musselman
Director
SAND Technology Inc.
Telephone Local: (514) 939-3477
Website: www.sand.com